NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION PROXY CIRCULAR

OF

AURIZON MINES LTD.

Suite 3120, Park Place,
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “Meeting”) of the shareholders of AURIZON MINES LTD. (the “Company”) will be held in the Boardroom of Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, on Thursday May 13, 2010, at the hour of 2:00 p.m., Pacific Daylight Time, for the following purposes:

1.

To receive and consider the Annual Financial Report of the Company containing the audited consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2009;

2.

to fix the number of directors at eight (8);

3.

to elect directors to fill the places of directors whose terms of office expire at the Meeting;

4.

to appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.

to consider and, if thought fit, to approve certain amendments to the Company's existing Stock Option Plan and the adoption of the amended and restated stock option plan, as further described in the Management Information Proxy Circular accompanying this notice;

6.

to consider and, if thought fit, to approve the renewal of unallocated entitlements under the Company's existing Stock Option Plan, or the amended and restated stock option plan, as applicable, as further described in the Management Information Proxy Circular accompanying this notice; and

7.

to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Management Information Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.  A copy of the Annual Financial Report has been mailed separately to those shareholders who have requested a copy of the Annual Financial Report.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this Notice of Meeting.

DATED this 26th day of March, 2010.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

MANAGEMENT INFORMATION PROXY CIRCULAR
TABLE OF CONTENTS

MANAGEMENT INFORMATION PROXY CIRCULAR	1
APPOINTMENT OF PROXYHOLDER	1
VOTING BY PROXY	1
COMPLETION AND RETURN OF PROXY	1
NON-REGISTERED HOLDERS	2
REVOCABILITY OF PROXY	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
ELECTION OF DIRECTORS	3
APPOINTMENT OF AUDITORS	8
STATEMENT OF EXECUTIVE COMPENSATION	9
COMPENSATION DISCUSSION AND ANALYSIS	9
SUMMARY COMPENSATION TABLE	16
INCENTIVE PLAN AWARDS	16
PENSION PLAN BENEFITS	18
TERMINATION AND CHANGE OF CONTROL BENEFITS	18
NON-EXECUTIVE DIRECTOR COMPENSATION	21
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24
INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS	24
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	25
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	25
MANAGEMENT CONTRACTS	25
CORPORATE GOVERNANCE DISCLOSURE	25
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	32
AUDIT COMMITTEE INFORMATION	32
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	32
OTHER MATTERS	36
ADDITIONAL INFORMATION	37
APPENDIX I	38
APPENDIX II	43
APPENDIX III	55
APPENDIX IV	56

MANAGEMENT INFORMATION PROXY CIRCULAR

Aurizon Mines Ltd. (the “Company” or “Aurizon”) is providing this Management Information Proxy Circular (the “Information Circular”) and a form of proxy in connection with management's solicitation of proxies for use at the Annual General Meeting (the “Meeting”) of the Company to be held on May 13, 2010 and at any adjournments.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The cost of solicitation by management will be borne by the Company.  The information contained herein is given as of March 26, 2010, unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Common Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Management Information Proxy Circular	2010

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their name but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Common Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your Common Shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Common Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Common Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward Meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

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Management Information Proxy Circular	2010

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Shares

The Company is authorized to issue unlimited common shares (the “Common Shares”) without par value. The Company is also authorized to issue unlimited preferred shares (the “Preferred Shares”) without par value, of which 8,050,000 are Series “A” Convertible Preferred Shares and 1,135,050 are Series "B" Convertible Preferred Shares.

Issued and Outstanding Shares

As at the record date of March 22, 2010, there were 159,099,107 Common Shares and no Preferred Shares, Series “A” Convertible Preferred Shares or Series "B" Convertible Preferred Shares issued and outstanding.

Voting Shares

Persons who were registered shareholders of Common Shares at the close of business on March 22, 2010 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each Common Share held.

Principal Holders of Voting Shares

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all Common Shares of the Company.

ELECTION OF DIRECTORS

At each annual general meeting, directors shall be elected to fill the places of the directors whose terms of office expire at the Meeting.

Majority Voting Policy

On March 18, 2010, the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast will promptly submit his or her offer of resignation for the consideration of the Executive Compensation and Corporate Governance Committee.  The Executive Compensation and Corporate Governance Committee will make a recommendation to the Board of Directors after reviewing the matter.  In considering the resignation offer, the Executive Compensation and Corporate Governance Committee and the Board of Directors will consider all factors they deem relevant.  The decision of the Board of Directors whether to accept or reject a resignation offer will be disclosed to the public.  A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Executive Compensation and Corporate Governance Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

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Management Information Proxy Circular	2010

Number of Directors

Shareholder approval will be sought to fix the number of directors of the Company at eight (8).

Director Nominees

With respect to the election of directors, the terms of office of Messrs. Brian S. Moorhouse and Richard Faucher, will expire at the Meeting to be held on May 13, 2010 and management of the Company proposes to nominate Messrs. Brian S. Moorhouse and Richard Faucher for election as directors for a term expiring at the third next following annual general meeting.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

DIRECTOR NOMINEES

Management of the Company proposes to nominate the following persons, whose terms as directors will expire at the Meeting to be held on May 13, 2010, for election as directors for a term expiring at the third next following annual general meeting:

Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚ (#)	Value Based on December 31, 2009 TSX Closing Price ($)
RICHARD FAUCHER Quebec, Canada Age: 61 Director since 1999 Member, Audit Committee Independent: Yes	20,000	94,600

Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc.; Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc.

BRIAN S. MOORHOUSE British Columbia, Canada Age: 70 Director since 1988 Lead Director Chairman, Executive Compensation & Corporate Governance Committee Chairman, Environment, Health, Safety & Welfare Committee Member, Audit Committee Independent: Yes	202,200	956,406

Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder. Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd.  Mr. Moorhouse has been involved with Aurizon since its inception in 1988.

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Management Information Proxy Circular	2010

DIRECTORS
The Company's directors whose terms of office do not expire at the Meeting of shareholders to be held on May 13, 2010, are set out below:
Name, Jurisdiction of Residence and Position; Principal Occupation or employment; and Previous Service as a Director, if applicablej	Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly‚ (#)	Value Based on December 31, 2009 TSX Closing Price ($)
SARGENT H. BERNER British Columbia, Canada Age: 69 Director since 1988 Member, Executive Compensation & Corporate Governance Committee Independent: Yes	310,700	1,469,611

Mr. Berner is the President of Kent Avenue Consulting Ltd., a private company which provides business consulting services to a number of publicly traded companies.  From 1976 to 2004 he was a partner of the Vancouver law firm of DuMoulin Black LLP, specializing in corporate, mining, mergers, acquisitions, reorganizations and securities law, and served as Managing Partner of that firm from 1994 to 1996.  Mr. Berner graduated from the University of British Columbia with a B.A. in 1963 and LL.B. in 1966 and from the London School of Economics, London, England with a LL.M. in 1967. Mr. Berner served as a full-time faculty member of the Faculty of Law, University of British Columbia, from 1968 to 1976.  He was a member of the Corporate and Financial Services Commission, British Columbia, from 1975-1977 and the Vancouver Stock Exchange Advisory Committee, from 1993-1994. Mr. Berner is currently a Retired Member of the Law Society of B.C. and  holds directorships in the following reporting issuers (other than Aurizon): Enterprise Energy Resources Ltd., Cream Minerals Ltd., Emgold Mining Corporation, NovaDX Ventures Corp., Olivut Resources Ltd., Pacific Ridge Exploration Ltd., Palo Duro Energy Inc., Sultan Minerals Inc., Titan Logix Corp., ValGold Resources Ltd., and Thor Explorations Ltd.  Mr. Berner has been involved with Aurizon since its inception in 1988.

LOUIS DIONNE Ontario, Canada Age: 57 Director since 2006 Member, Environment, Health, Safety & Welfare Committee Member, Executive Compensation & Corporate Governance Committee Independent: Yes	12,000	56,760

Mr. Dionne, P. Eng., is a mining engineer consultant and has spent over 30 years in the operation and development of gold properties, most recently as President and CEO of Richmont Mines Inc, a Canadian gold producer.  Prior to his service with Richmont, Mr. Dionne was Senior Vice President, Underground Operations for Barrick Gold Corporation, where he also provided technical input and leadership in the area of corporate mergers and acquisitions.  Mr. Dionne holds directorships in other reporting issuers as follows:  Beaufield Resources Inc. and Detour Gold Corporation.

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Management Information Proxy Circular	2010

ANDRE FALZON Ontario, Canada Age: 55 Director since 2008 Chairman, Audit Committee Independent: Yes	10,000	47,300

Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of financial and management experience.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick's financial reporting requirements and planning as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2006, he was Vice President, Planning and Compliance and was responsible for the establishment and management of Barrick's compliance and internal audit functions.  Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.

DIANE M. FRANCIS Ontario, Canada Age: 63 Director since 2007 Member, Environment, Health, Safety & Welfare Committee Independent: Yes	12,000	56,760

Ms. Diane Francis is the Editor-at-Large of the National Post and is an experienced financial journalist, renowned for her columns which appear in The Financial Post section of the National Post.  She is also a broadcaster and author of eight best-selling books and is a sought-after speaker, host of events and participant in conferences around the world.  She has been honoured with many prestigious awards from associations, publications and universities across the country, most recently as a Distinguished Visiting Professor at the Rogers School of Management, Ryerson University.

DAVID P. HALL British Columbia, Canada Age: 63 Director since 1988 Chairman, President and Chief Executive Officer Independent: No	818,042	3,869,339

Mr. Hall is the Chairman, President and Chief Executive Officer of Aurizon and has been involved in the management of mineral exploration, development and operating companies, including Aurizon's predecessor companies, since 1981.  Mr. Hall has been instrumental in securing significant project debt and equity financings for a number of mining projects in Canada.  Mr. Hall is a Chartered Accountant. Mr. Hall is a member of the Institute of Chartered Accountants of British Columbia and Scotland.  Mr. Hall also holds a directorship in one other reporting issuer, Yale Resources Ltd.  Mr. Hall has been involved with Aurizon since its inception in 1988.

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Management Information Proxy Circular	2010

IAN S. WALTON British Columbia, Canada Age: 56 Director since 1993 Executive Vice-President and Chief Financial Officer Independent: No	162,050	766,497

Mr. Walton is the Executive Vice-President and Chief Financial Officer of Aurizon.  Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 29 years. Mr. Walton is responsible for all of the Company's financial activities and treasury functions and is experienced with all aspects of mining finance, including project debt and equity financings.  Mr. Walton has been involved with Aurizon since its inception in 1988.



The information as to country and province or state of residence, principal occupation and shareholdings, not being within the knowledge of the Company, has been furnished by the respective nominees and directors.

‚

Common Shares beneficially owned, controlled or directed, directly or indirectly as at March 22, 2010, is based upon information furnished to the Company by individual directors.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Other than as disclosed below, to the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was subject, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”); or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of the Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

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Management Information Proxy Circular	2010

(c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd.  In December, 2008, ValGold Resources Ltd. was subject to a management cease trade order for failing to file financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, are the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PWC as the auditors of the Company to hold office for the ensuing year at remuneration to be fixed by the directors.

The following table sets forth the Company's fees paid to PWC for the two years ended December 31, 2009 and 2008 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2009	Dec. 31, 2008
Audit Fees
Consolidated financial statements	$280,000	325,000
Quarterly reviews	20,000	10,100
Total audit fees:	300,000	335,100
Tax Fees (1)	47,750	15,000
Audit-Related Fees
Prospectus, IFRS, SEC comment letters, and consulting	47,500	21,450
Total audit-related fees:	395,250	371,550

Total fees	$395,250	$371,550

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company's activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

The Company's Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.

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Management Information Proxy Circular	2010

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives of the Executive Compensation Program

The philosophy of the Company's executive compensation program is to foster sustainable growth and profitability of the Company by:

•

offering a compensation program that will attract and retain senior management with qualifications critical to the Company's long term success;

•

encouraging and rewarding strong performance of senior management by linking an appropriate portion of total compensation to achievement, based on individual and corporate performance objectives;

•

aligning the interests of senior management with the longer term interests of shareholders by providing share ownership opportunities through the Company's Stock Option Plan and mandatory share ownership policy for the Chief Executive Officer.

The Company's executive compensation program consists of an annual base salary, performance bonus and long-term incentives.  As a senior manager's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards bonuses and stock options, thereby increasing the mutuality of interest between senior managers and shareholders.

Competitive Compensation to Attract and Retain Talent

The Executive Compensation & Corporate Governance Committee's mandate is to ensure that the Company's executive compensation program achieves the foregoing philosophy and objectives.  The Executive Compensation & Corporate Governance Committee annually evaluates and reviews the design and competitiveness of the Company's compensation programs, while taking into account the financial and other resources of the Company, and is authorized to retain independent compensation consultants as it deems necessary to assess the Company's executive compensation program relative to the marketplace and to make recommendations in the context of the philosophy and objectives that underpin the program.  The Executive Compensation & Corporate Governance Committee did not retain independent compensation consultants in 2009.  However, as part of its annual review in 2009, the Executive Compensation & Corporate Governance Committee considered independent surveys on executive compensation from various sources and executive compensation data collected from public filings of other corporations of similar size within the mining industry and the Company's Peer Group (as hereinafter defined).  Variables such as asset size, market capitalization, production levels, financial performance and rates of growth influence compensation levels and are analyzed and considered in making the Committee's recommendations to the Board regarding the appropriate mix of cash compensation, performance-based compensation and the overall compensation packages for the Named Executive Officers.  The non-executive directors review the recommendations of the Executive Compensation & Corporate Governance Committee and determine the performance bonuses for the current year and the compensation levels of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer for the ensuing year.  While the Board of Directors makes recommendations to the President and Chief Executive Officer with respect to the compensation package, including bonus, for the Company's other Named Executive Officers, namely the Executive Vice-President, Operations, Vice-President, Corporate Development, and Vice-President, Operations, the compensation of those individuals is ultimately determined by the President and Chief Executive Officer.

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Management Information Proxy Circular	2010

Peer Group

The composition of the Company's peer group (the “Peer Group”) is reviewed annually by the Executive Compensation & Corporate Governance Committee for continued relevance. The Peer Group companies are selected based on similarities to the Company in one or more of the following:  production levels, market capitalization, asset size, financial performance and rates of growth.  In 2009, the Peer Group used in the Executive Compensation & Corporate Governance Committee's evaluation of executive compensation included the following public companies:

Alamos Gold Inc. Allied Nevada Gold Corp. Gammon Gold Inc. Jaguar Mining Inc.	Lake Shore Gold Corp. Minefinders Corporation Ltd. New Gold Inc. Northgate Minerals Corporation	San Gold Corporation Semafo Inc.

The compensation practices and data of these companies are used as guidelines only.

Base Salary

The base salary for each Named Executive Officer is assessed annually based on the following factors:

•

level of responsibility and the importance to the Company's past performance and achievement of future objectives;

•

level of experience of the executive officer;

•

overall performance of the executive officer; and

•

competitiveness with the base salaries paid by Peer Group corporations.

Details of the base salaries paid to the Named Executive Officers during the years ended
December 31, 2008 and 2009 are listed in the “Summary Compensation Table” below.

Following its review of various compensation data including Peer Group comparisons, executive compensation survey results, comparable compensation levels, both within the mining industry and within similar-sized, publicly-traded Canadian companies and, also taking into consideration that, due to the financial crisis affecting the global economy, no increases to the Named Executive Officers' salaries were made in 2009, the Executive Compensation & Corporate Governance Committee recommended the following 2010 base salary and 2010 bonus targets for the following Named Executive Officers for the fiscal year ending December 31, 2010:

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Management Information Proxy Circular	2010

2010 Base Salary and 2010 Bonus Targets

Named Executive Officers	2010 Base Salary ($)	Discretionary Bonus Target
		Percentage of Base Salary (%)	Maximum Discretionary Bonus for 2010 ($)
President & Chief Executive Officer	380,000	50	190,000
Executive Vice-President & Chief Financial Officer	290,000	50	145,000

The foregoing recommendations were approved by the Board of Directors (excluding directors who are also Named Executive Officers) (the “independent, non-executive directors”), and have been implemented for fiscal 2010.

With respect to the other Named Executive Officers, namely the Executive Vice-President, Operations; the Vice-President, Operations, and the Vice-President, Corporate Development, the Executive Compensation & Corporate Governance Committee and the Board of Directors may make recommendations with respect to the compensation of such officers to the Company's President and Chief Executive Officer, however the actual salary and bonus targets are ultimately determined by the President and Chief Executive Officer.

Performance Bonus

Named Executive Officers are eligible for annual cash bonuses based upon corporate, divisional, and individual performance goals and objectives, which are established annually by the Board of Directors.  The Company's performance relative to its Peer Group is also taken into consideration when establishing the annual cash bonuses.

Generally, corporate and individual performance goals and objectives are established annually by the Board of Directors after receiving recommendations from the Executive Compensation & Corporate Governance Committee and input from the Chief Executive Officer (the “Annual Objectives”).  The Executive Compensation & Corporate Governance Committee evaluates corporate performance relative to the Annual Objectives and the Company's corporate performance relative to its' Peer Group and makes recommendations to the Board regarding individual executive compensation, including performance bonuses.  The level of achievement of the Annual Objectives, as well as the Company's performance relative to its' Peer Group, have a direct impact on cash-based performance bonuses and are factors in determining levels of longer-term incentives.  The compensation package of senior executives with a high level of responsibility will be more heavily weighted to performance-based incentives.  As a result, there is upside potential for outstanding performance by the individual and by the Company as well as downside risk for underperformance by the individual or the Company when measured against the Annual Objectives and the Company's Peer Group.  This “at risk” component of the compensation program is intended to establish a direct link between senior executive compensation and the Company's financial and non-financial performance, and to reward individual contributions to achieving the overall corporate objectives of sustainable growth and enhanced shareholder value.

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Management Information Proxy Circular	2010

The maximum cash bonus that a Named Executive Officers can earn is generally expressed as a percentage of base salary.  That percentage generally increases with the level of responsibility and ability of the individual to contribute to and affect the Company's performance.  The maximum annual cash bonus as a percentage of base salary for which each Named Executive Officer was eligible in 2009 is set forth in the following table:

Position	2009 Maximum Annual Cash Bonus (% of 2009 Base Salary(1))
David P. Hall, President and Chief Executive Officer	50
Ian S. Walton, Executive Vice-President and Chief Financial Officer	40
Michel Gilbert, Executive Vice-President, Operations	40
Martin Bergeron, Vice-President, Operations (2)	40
Roger Walsh, Vice-President, Corporate Development (3)	30

(1)

Details of 2009 base salaries and actual bonuses paid to the Named Executive Officers are listed in the “Summary Compensation Table” below.

(2)

Mr. Bergeron was first appointed to the position of Vice-President, Operations on October 19, 2009.

(3)

Mr. Walsh was first appointed to the position of Vice-President, Corporate Development on March 23, 2009.

The bonus paid to the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer is determined by the independent, non-executive directors based on recommendations of the Executive Compensation & Corporate Governance Committee.  The Executive Compensation & Corporate Governance Committee reviews divisional and individual performance and qualitative factors that are relative to the Annual Objectives and overall corporate goals and objectives, and takes into account the operations for which the executive is responsible.  With respect to the other Named Executive Officers, the Executive Compensation & Corporate Governance Committee and the Board of Directors may make recommendations to the Company's President and Chief Executive Officer, however the actual bonus paid to the Executive Vice-President, Operations; the Vice-President, Operations, and the Vice-President, Corporate Development, is ultimately determined by the President and Chief Executive Officer.

In assessing an individual executive's performance relative to the Annual Objectives and overall corporate goals and objectives, it is recognized that executive officers cannot control certain factors, such as interest rates, currency exchange rates (which may impact on costs and profitability) and the international market for gold produced by the Company.  When applying the performance criteria, factors over which the executive officers can exercise control are considered such as controlling costs, safety performance, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

The 2009 Annual Objectives focused on corporate rather than individual performance goals and objectives.  Following its assessment and review, the Executive Compensation & Corporate Governance Committee concluded that the Company's 2009 Annual Objectives had been met and that the Chief Executive Officer and senior management eligible for bonuses had all contributed to that achievement.  The committee recommended that performance bonuses be awarded to the Named Executive Officers.

Page | 12	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

The following accomplishments, in particular, were recognized:

•

Record Revenues, Earnings and Operating Cash Flows were achieved during 2009:

o

Record revenues, 22% higher than 2008;

o

Record earnings, and record adjusted earnings;

o

Record cash flow from operating activities, 19% higher than 2008.

o

Operating profit margin per ounce increased 15%.

•

Gold production ahead of target and total cash costs of US$401 per ounce achieved  during 2009.

•

Increase of gold mineral reserves and mine life extended at Casa Berardi.

•

Project debt eliminated and balance sheet strengthened.

•

Joanna Project Pre-feasibility study completed and final feasibility study initiated.

•

Strengthening Corporate Responsibility.  Aurizon received the prestigious “e3 Plus Award”: from the Associated de L'exploration miniere due Quebec at the Quebec Exploration 2009 convention, recognizing the Company's high level of environment and social responsibility and its compliance with best practices as recommended by PDAC.  Aurizon also received the 2009 EXTRA award in recognition of welcoming, integrating and promoting cultural and ethnic diversity in the work environment from the Val d'Or Chamber of Commerce.

•

Reducing the Company's future exposure to gold call options.

•

Improving the Company's health and safety record to better than industry average.

•

Strengthening the Company's management team with the engagements of a Vice-President, Corporate Development and a Vice-President, Operations.

The independent, non-executive directors subsequently approved the Executive Compensation & Corporate Governance Committee's recommendations and awarded the Chief Executive Officer and the Chief Financial Officer 87.5% of their maximum allowable cash bonuses for fiscal year 2009.  Recognizing that all of the Company's Annual Objectives had been achieved, the Executive Compensation & Corporate Governance Committee also took into consideration that, despite these achievements, the Company's share price had underperformed relative to the Company's Peer Group.  The Executive Compensation & Corporate Governance Committee recommended to the President and Chief Executive Officer that 100% of the maximum allowable cash bonus be awarded to the Executive Vice-President, Operations, in recognition of the excellent operational performance of the Company during the year.  With respect to the cash bonus recommendations for the Vice-President, Corporate Development, this was determined by the President and Chief Executive Officer, following a recommendation from the Executive Compensation & Corporate Governance Committee.

Details of the bonuses paid to the Named Executive Officers are listed in the “Summary Compensation Table” below.

Page | 13	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Long-Term Incentives/Option Based Awards

In keeping with the Company's philosophy of promoting long-term sustainable growth and profitability, incentive stock options may be granted as part of an executive's compensation package.  The Executive Compensation & Corporate Governance Committee makes recommendations to the Board with respect to the allocation of options to the Named Executive Officers under the Company's existing Stock Option Plan.  The Board determines, after reviewing recommendations of the Executive Compensation & Corporate Governance Committee and the Chief Executive Officer, the key employees to whom grants are to be made and the terms and conditions of such grants.  Previous option grants to individuals are also taken into account when considering new grants.  Generally, options granted to the Named Executive Officers vest as to 25% immediately; 25% at one year from the date of grant; 25% two years from the date of grant and 25% three years from the date of grant.

Details of the long-term incentives granted to the Named Executive Officers during the year ended December 31, 2009, are listed in the “Summary Compensation Table” below.

Other Compensation

The Named Executive Officers have each entered into employment agreements with the Company which specify the minimum level of annual base salary to be paid to such officers, as well as other terms of employment. See “Termination and Change of Control Benefits” below for further information.

Named Executive Officers are also entitled to receive all other benefits that are available to employees of the Company generally.

Chief Executive Officer Share Ownership Policy

The Company has adopted a policy whereby the Chief Executive Officer is required to own the equivalent of at least one (1) year of his base salary in Common Shares within three years of appointment.  Mr. David Hall, the current Chief Executive Officer of the Company, exceeds this share ownership value requirement, as set out below:

Name and Title of Named Executive Officer	Ownership Value Requirement ($)	Common Shares Held as at Dec. 31, 2009 (#)	Value Based on Dec. 31, 2009 TSX Closing Price ($)
David P. Hall, Director, Chairman, President & Chief Executive Officer	320,000	818,042	3,869,339

Page | 14	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Share Performance Graph

The following graph and table illustrates the Company's five-year (to December 31, 2009) cumulative shareholder return based on a $100 investment (on December 31, 2004) in the Company's common shares compared to the cumulative return on a comparable investment on the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), the S&P/TSX Composite for the same period, ended December 31, 2009, each Index as published by the Toronto Stock Exchange (“TSX”), and compared to Aurizon's Executive Compensation levels for the same periods.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.  The calculations exclude trading commissions and taxes.  Total shareholder returns from each investment can be calculated from the year-end investment values shown in the following graph.

FIVE-YEAR TOTAL COMMON SHAREHOLDER RETURN COMPARISONS
(Based on an initial investment of $100 on December 31, 2004 to December 31, 2009)

Over the five-year period, the Company's share price has outperformed the S&P/TSX Global Gold and S&P/TSX Composite indices.  The Company's average annual rate of return for the past five years was 25%, compared to 11% for the S&P/TSX Global Gold Composite and 8% for the S&P/TSX Composite.  The Company's annual executive cash compensation, being a combination of salary and bonuses, during this same period increased by an average of 11.78% per annum, compared to a 25% annual rate of return for the Company's share price.

Page | 15	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 - "Form 51-102F6") sets forth all direct and indirect compensation provided to the Company's Named Executive Officers, for the fiscal years ended December 31, 2008 and 2009.

Named Executive Officer Name and Principal Position as at Dec. 31/2009	Year	Salary ($)	Option-based awards ($)(1)	Non-equity incentive plan compensations ($)		All other compensation ($)	Total compensation ($)
				Annual incentive plans ($)	Long-term incentive plans ($)
David P. Hall, Chairman, Chief Executive Officer & President	2009 2008	320,000 320,000	0 279,978	140,000 80,000	0 0	13,448(2) 13,358(2)	473,448 693,336
Ian S. Walton, Executive Vice-President & Chief Financial Officer	2009 2008	250,000 250,000	0 232 560	87,500 50,000	0 0	10,662(2) 10,400(2)	348,162 542,960
Michel Gilbert, Executive Vice-President, Operations (3)	2009 2008	235,000 235,000	0 231,566	94,000 50,808	85,710(4) 0	32,766(5) 28,120(5)	447,476 545,494
Martin Bergeron Vice-President, Operations (6)	2009	37,059	129,803	13,000	0	2,674(2)	182,536
Roger Walsh, Vice-President, Corporate Development (7)	2009	174,808	338,250	30,000	0	0	543,058

(1)

This column represents the dollar amount recognized for financial statement reporting purposes with respect to the  fiscal year for the fair value of stock options granted in that year. These amounts were determined in accordance with the Black Scholes method. The amounts shown exclude the impact of possible forfeitures related to vesting conditions. For additional information on the valuation assumptions with respect to the 2009 grants, refer to the Company's notes to the financial statements in the Annual Financial Report for the year ended December 31, 2009, as filed under the Company's profile on www.sedar.com.  The amount of stock options granted to each Named Executive Officer is listed in the table entitled “Grants of Plan-Based Awards for 2009.” These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the Named Executive Officers.  We caution that the amounts reported in the “Option Award(s)” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment. Additional information on all outstanding stock awards is reflected in the table entitled “Outstanding Option Based Awards” below.

(2)

These amounts include life insurance premiums, parking, and professional dues.

(3)

Mr. Gilbert retired from his position as Executive Vice-President, Operations on December 31, 2009.

(4)

This amount includes Discovery Bonuses for the Casa Berardi Project in the amount of $58,611, and for the Joanna Project in the amount of $15,000, and for a five year retention bonus in the amount of $12,099 that were earned in 2009.

(5)

These amounts include life insurance premiums, professional dues, RRSP contributions and vehicle allowance.

(6)

Mr. Bergeron was first appointed to the position of Vice-President, Operations on October 19, 2009.

(7)

Mr. Walsh was first appointed to the position of Vice-President, Corporate Development on March 23, 2009.

INCENTIVE PLAN AWARDS

Named Executive Officers are eligible for grants of stock options under the Company's existing Stock Option Plan.  For details of the Company's existing Stock Option Plan, see “Securities Authorized for Issuance Under the Equity Compensation Plans” below.

The Company does not have an equity award plan that provides compensation based on achievement of certain performance goals or similar conditions within a specified period, or  share-based award plan under which equity-based instruments that do not have option-like features, can be issued.

Page | 16	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2009 for each of the Named Executive Officers:

Stock Options Outstanding as at December 31, 2009
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($) (1)
David P. Hall Chairman, Chief Executive Officer & President	120,000	1.37	Dec 7/2010	403,200
	240,000	2.38	May 16/2011	564,000
	200,000(2)	4.10	Apr 4/2012	126,000
	125,000(2)	3.74	Dec 12/2012	123,750
	120,000(3)	5.02	May 14/2013	NIL
	240,000(3)	2.95	Dec 4/2013	427,200
Ian S. Walton, Executive Vice-President & Chief Financial Officer	200,000	2.38	May 16/2011	470,000
	175,000(2)	4.10	Apr 4/2012	110,250
	110,000(2)	3.74	Dec 12/2012	108,900
	100,000(3)	5.02	May 14/2013	NIL
	180,000(3)	2.95	Dec 4/2013	320,400
Michel Gilbert, Executive Vice-President, Operations	60,000	1.37	Dec 7/2010	201,600
	82,500	2.38	May 16/2011	193,875
	150,000(2)	4.10	Apr 4/2012	94,500
	150,000(2)	3.86	May 11/2012	130,500
	75,000(3)	5.02	May 14/2013	NIL
	180,000(3)	2.95	Dec 4/2013	320,400
Martin Bergeron, Vice-President, Operations	200,000(4)	$5.30	Oct.19/2014	NIL
Roger Walsh, Vice-President, Corporate Development	250,000(5)	$6.09	Mar. 26/2014	NIL

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2009, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2009, which was $4.73, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options Vested and Non-Vested” columns above may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

(2)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2009, 75% of these option had vested.

(3)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2009, 50% of these options  had vested.

(4)

At the time of granting, the options were subject to a vesting schedule whereby 25% vest immediately; 25% vest one year from the date of grant; 25% vest two years from the date of grant, and 25% vest three years from the date of grant.  As at December 31, 2009, 25% of these options had vested.

(5)

At the time of granting, the options were subject to a vesting schedule whereby 50% vest immediately and 50% vest on the 1st anniversary of the date of grant.  As at December 31, 2009, 50% of these options had vested.

Page | 17	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Option-Based Awards – Value Vested During the Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2009 for each of the Named Executive Officers

Name	Value on Date vested ($) (1)
David P. Hall Chairman, Chief Executive Officer & President	269,337
Ian S. Walton, Executive Vice-President & Chief Financial Officer	217,900
Michel Gilbert, Executive Vice-President, Operations	200,625
Martin Bergeron, Vice-President, Operations	NIL
Roger Walsh, Vice-President, Corporate Development	NIL

(1)

The value of unexercised in-the-money options on date vested is based on the number of options that were fully vested and is calculated on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.  We caution that the amounts reported in the “Value on Date Vested” column for these awards may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on our actual operating performance, stock price fluctuations and the Named Executive Officer's continued employment.

(2)

See additional disclosure regarding the significant terms of all plan-based awards under Securities Authorized for Issuance under Equity Compensation Plans below.

PENSION PLAN BENEFITS

The Company does not have any pension plans or defined contribution plans in place that provide for payments or benefits at, following, or in connection with retirement for the Named Executive Officers or directors of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company draws upon the knowledge, experience and advice of its Named Executive Officers and other key employees in order to manage its business for the benefit of the Company's shareholders.  In order to provide for the continued dedication of its Named Executive Officers and key employees, and recognizing that the Company does not maintain a pension plan or provide other benefits to executive officers upon retirement, the non-executive directors have determined that it is in the best interests of the Company and its shareholders to provide the Named Executive Officers and other key employees with enhanced financial security in the event of termination without cause or for good cause and/or a change in control.

Accordingly, the Company has employment agreements with some of its Named Executive Officers, which provide for payment of severance in the event of termination by the Company without cause, or termination for good cause by the Named Executive Officer, and which provide for accelerated vesting of unvested options and permit the exercise of options until the earlier of their original expiry date and one year after termination.

The employment agreements of the President & Chief Executive Officer and the Executive Vice-President & Chief Financial Officer of the Company have been in place since 2006 and include termination provisions that were considered by the independent directors to be appropriate and necessary to ensure the retention of these key officers in the circumstance in which there were negotiated.  At the applicable time, the Company was in the final construction/pre-production phase of its first mine and had been the subject of a hostile takeover bid.  The employment agreements for these key executive officers include a provision that would permit the individual to elect to resign within six (6) months following a change of control transaction (defined as a transaction in which a person or group acting jointly or in concert, acquires directly or indirectly Common Shares which, when added to all other Common Shares of the Company at the time directly or indirectly held by such person or persons constitutes for the first time in the aggregate 50% or more of the outstanding Common Shares; the removal of more than 50% of the Board or election of a majority of directors who were not the Company's incumbent board, a sale of all or substantially all of the assets of the Company, or a reorganization, plan of arrangement or other similar transaction), and to receive the severance amounts provided in their respective agreements.

Page | 18	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Termination provisions for the other Named Executive Officers are triggered only in the event of a termination without cause or a termination for “good cause” (as described below).

The Company does not have any other career compensation in the form of retirement benefits, pension plans or defined contribution plans that provide for payments or benefits at, following, or in connection with retirement for its Named Executive Officers.

Estimated Compensation on Termination and/or Change of Control

Mr. David P. Hall, Chairman, President & Chief Executive Officer

Under the terms of Mr. Hall's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Hall would receive $1,262,080 in estimated compensation upon termination by the Company without cause, termination for good cause (See Note 1 below) by Mr. Hall or including following a change of control as described above.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest assuming a triggering event took place on the last day of the most recently completed financial year would have been $276,038 (See Note 2 below).  Mr. Hall would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Ian S. Walton, Executive Vice-President and Chief Financial Officer

Under the terms of Mr. Walton's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Walton would receive $936,100 in estimated compensation upon termination by the Company without cause, termination for “good cause” (See Note 1 below) by Mr. Walton, or including following a change of control as described above.  This amount is equal to the sum of (i) three times annual salary and average annual bonus for the three (3) years prior to termination.  In addition, the estimated incremental value of his non-vested stock options that would vest if a triggering event took place on the last day of the most recently completed financial year would have been $187,425 (See Note 2 below).  Mr. Walton would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Page | 19	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Mr. Martin Bergeron, Vice-President, Operations

Under the terms of Mr. Bergeron's Employment Agreement, assuming a triggering event took place on the last day of the most recently completed financial year, Mr. Bergeron would receive $205,000 in estimated compensation upon termination by the Company without cause, or termination for “good cause” (See Note 3 below).  This amount is equal one year annual salary as at the date of termination, one month's salary for each year of service since October 2009, and his average annual bonus.  Mr. Bergeron would also have been entitled to any vacation owed and continuation or replacement of his benefits.

Mr. Roger Walsh, Vice-President, Corporate Development

Mr. Walsh entered into an Employment Agreement with the Company for a one year term commencing March 23, 2009, which may be extended with the mutual consent of both parties.  Under the terms of Mr. Walsh's Employment Agreement, assuming an early termination event took place on the last day of the most recently completed financial year, Mr. Walsh would receive $50,548 in estimated compensation upon termination by the Company without cause.  This amount is equal to the lesser of either (a) Mr. Walsh's Annual Salary payable from the Termination Date to the end of the one year term of his Employment Agreement, or (b) an amount equal to three months of Mr. Walsh's annual salary. Mr. Walsh would also have been entitled to any vacation owed and continuation or replacement of his benefits until the end of term of his Employment Agreement.

Note 1

Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee's responsibilities, title or reporting; a reduction of the Employee's Annual Salary; a change in the location of the office of the Company from which the Employee works of more than 50 kilometres from the then-current location of such office; any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

Note 2

The estimated incremental value is based on the number of unvested options held as of December 31, 2009, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2009, which was $4.73, and the exercise price of the option.  We caution that the amount reported may not represent the amounts that the Named Executive Officer will actually realize from the awards. Whether, and to what extent, a Named Executive Officer realizes value will depend on the Company's actual operating performance and stock price fluctuations.

Note 3

Under the terms of the employment agreement, termination for “good cause” includes a material reduction in the Employee's responsibilities, title or reporting; a reduction of the Employee's Annual Salary; any reduction by the Company of the number of paid vacation days to which the Employee is entitled; or any other circumstances which would constitute a constructive dismissal at common law.

Page | 20	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

NON-EXECUTIVE DIRECTOR COMPENSATION

The table below sets out the amounts, before withholdings, that each non-executive director earned in fees for his or her services as a director:

Name	Fees Earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Sargent H. Berner	36,400	NIL	NIL	36,400
Louis Dionne	50,400	NIL	NIL	50,400
Andre Falzon	42,675	NIL	NIL	42,675
Richard Faucher	35,475	NIL	NIL	35,475
Diane Francis	28,000	NIL	NIL	28,000
Brian S. Moorhouse	54,400	NIL	NIL	54,400

There were no option-based awards granted to non-executive directors in 2009.

Annual Retainers and Meeting Participation Fees

The Executive Compensation & Corporate Governance Committee met in the fourth quarter of 2009 to review trends in comparative director compensation data for the Company's Peer Group and similarly sized companies within the mining industry.  Due to the financial crisis affecting the global economy in 2008/2009, no increase in director compensation had been made in 2009, even though the time and commitment required for Board membership had increased significantly, particularly due to  corporate governance requirements and the transition of the Company from explorer and developer to full operating status.  Following its review and assessment, the Executive Compensation & Corporate Governance Committee recommended that the annual retainers for non-executive directors be increased for 2010.  The Board of Directors subsequently determined, upon the recommendation of the Executive Compensation & Corporate Governance Committee that the annual retainers for non-executive directorships be increased from $16,000 to $20,000 for 2010 and that the annual retainer for the Audit Committee Chairman be increased from $6,000 to $10,000 for 2010.  In addition, following a recommendation made by the Company's President and Chief Executive Officer, citing that it was expected that this role would require significantly more time and work in the upcoming year in connection with the Company's operations and corporate development activities, the Board of Directors determined that the annual retainer for Technical Matters be increased to $50,000 for 2010.  The Board of Directors determined that all other directorship fees would remain the same.

Page | 21	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

The cash remuneration for the Company's non-executive directors, effective as of January 1, 2010, is as follows:

Annual Retainers	$
Directorship	20,000
Lead Director	6,000
Audit Committee Chairman	10,000
Executive Compensation & Corporate Governance Committee Chairman	6,000
Environment, Health, Safety & Welfare Committee Chairman	6,000
Technical Matters	50,000
Participation Fee per Meeting
Director Meeting	1,200
Regular Committee Meeting	1,200

Mandatory Share Ownership Policy for Directors

In May, 2006, the Board implemented a mandatory share ownership policy for directors.  Directors are required within three (3) years of their initial election to the Board to hold Common Shares having a value of no less than three times the Directorship annual retainer fee.  The value of the shares held is calculated as the greater of the acquisition cost or the market price of the Company's shares from time to time.

As at December 31, 2009, all directors who have held their positions for three years or more have met or exceed the mandatory minimum.  The share ownership of each director is set out under "Election of Directors" in this Information Circular.

Option-Based Awards

All directors are eligible participants under the Company's existing Stock Option Plan.  New options granted under the Company's existing Stock Option Plan have a maximum five year term, are exercisable at the market price of the Common Shares on the date of grant (as defined in the Company's existing Stock Option Plan).  Vesting is currently at the discretion of the directors and is determined at the time of grant on the date of grant.  To date, all options that have been granted to independent,  non-executive directors have vested 100% on the date of grant.  See “Amendments to Stock Option Plan” below for proposed amendments to the Company's existing Stock Option Plan.

The Company does not have a share-based award plan under which equity-based instruments that do not have option-like features, can be issued to directors.

During the financial year ended December 31, 2009, no options were granted to independent, non-executive directors.

Outstanding Option-Based Awards

The following table sets out all stock options outstanding at the end of the financial year ended December 31, 2009 for each of the non-executive directors:

Page | 22	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

Non-executive Director Stock Options Outstanding as at December 31, 2009
Name	Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value(1) of unexercised in-the-money options ($)
Sargent H. Berner	40,000	1.37	Dec 7/2010	134,400
	100,000	2.38	May 16/2011	235,000
	100,000	4.10	Apr 4/2012	63,000
	60,000	3.74	Dec 12/2012	59,400
	60,000	5.02	May 14/2013	NIL
	100,000	2.95	Dec 4/2013	178,000
Louis Dionne	150,000	4.10	Apr 4/2012	94,500
	60,000	3.74	Dec 12/2012	59,400
	60,000	5.02	May 14/2013	NIL
	50,000	2.95	Dec 4/2013	89,000
Andre Falzon	100,000	5.02	May14/2013	NIL
	100,000	2.95	Dec 4/2013	178,000
Richard Faucher	100,000	4.10	Apr 4/2012	63,000
	60,000	5.02	May 14/2013	NIL
	100,000	2.95	Dec 04/2013	178,000
Diane Francis	100,000	3.25	Aug 23/2012	148,000
	60,000	5.02	May 14, 2013	NIL
Brian S. Moorhouse	40,000	1.37	Dec7/2010	134,400
	100,000	2.38	May 16/2011	235,000
	100,000	4.10	Apr 04/2012	63,000
	60,000	3.74	Dec 12/2012	59,400
	60,000	5.02	May 14/2013	NIL
	100,000	2.95	Dec 4/2013	178,000

(1)

The value of unexercised in-the-money options is based on the number of options held as of December 31, 2009, and is calculated on the difference between the market value of the Common Shares on the TSX as at December 31, 2009, which was $4.73, and the exercise price of the option.  We caution that the amounts reported in the “Value of unexercised in-the-money Options” column above may not represent the amounts that the director will actually realize from the awards. Whether, and to what extent, a director realizes value will depend on the Company's actual operating performance and stock price fluctuations.

Incentive Plan Awards – Value Vested During the Year

All outstanding stock options granted to non-executive directors were fully vested on the date of grant.  Subject to the approval by shareholders of the Proposed Amendments to the Company's existing Stock Option Plan as described under “Particulars of Other Matters to be Acted Upon” below, all future options would be subject to vesting.  (See “Particulars of Other Matters to be Acted Upon.”)

During the financial year ended December 31, 2009, no stock options were granted to non-executive directors.

Page | 23	Aurizon Mines Ltd.

Management Information Proxy Circular	2010

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance as at the end of most recently completed financial year.  There are no other equity compensation plans that have not been previously approved by security holders:

Equity Compensation Plan Information
as at December 31, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans previously approved by security holders	7,949,100(1)	$3.75	3,171,502
Equity compensation not approved by security holders	Nil	Nil	N/A

(1)

Subsequent to December 31, 2009, pursuant to the Company's Stock Option Plan, incentive stock options have been granted for the purchase of up to 2,052,500 common shares at a price of $4.84 per share exercisable for a five year period, of which 963,125 share options vest immediately, with the balance vesting over three years from the date of grant.

Information regarding the terms and conditions of the Company's existing Stock Option Plan and proposed amendments to the Company's existing Stock Option Plan are set forth under “Particulars of Other Matters to be Acted Upon” below.

Please also refer to “Outstanding Option-Based Awards” above, for information concerning options granted to and held by Named Executive Officers and non-executive directors under the Company's existing Stock Option Plan as at the financial year ended December 31, 2009.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND OFFICERS

As at March 26, 2010, there was no indebtedness outstanding of any current or former Director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the financial year ended December 31, 2009, was a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)

is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in National Instrument 51-102) or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices as follows:

Independence of Members of Board

The Company's Board currently consists of eight (8) directors.  The Board has made an affirmative determination that six (6) directors are independent based upon the tests for independence set forth in National Instrument 52-110.  With the exception of Messrs. Hall and Walton, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company.  In reaching this determination, the Board considered the circumstances and relationships with the Company of each of its directors.  In determining that all directors except Messrs. Hall and Walton are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or party to any material contract with the Company and that none receive remuneration from the Company in excess of directors' fees and stock option grants.  Messrs. Hall and Walton are not considered independent as they have material relationships with the Company because they are executive officers of the Company.

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The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.  In addition, the Board has appointed Mr. Moorhouse, an independent director, as Lead Director to assist the Board in being effective, cohesive and independent from management.  The Lead Director is responsible for chairing meetings of the non-executive, independent directors.

The non-executive, independent directors meet regularly and hold private sessions without the presence of the executive directors.  During the financial year ended December 31, 2009, five (5) such private sessions were held.  The non-executive, independent directors are also encouraged to meet at any time they consider necessary without any members of management, including the executive directors, being present.  The Company's auditors, legal counsel and employees may also be invited to attend.  Further supervision is performed through the Audit Committee, which is composed entirely of non-executive, independent directors who meet with the Company's auditors without management being in attendance; and through the Executive Compensation & Corporate Governance Committee and the Environment, Health, Safety & Welfare Committee, both of which are composed entirely of non-executive, independent directors.

To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

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Participation of Directors in Board Meetings

During the financial year ended December 31, 2009, seventeen (17) Board and standing committee meetings were held.  The attendance record of each director, in their capacity as a director, for Board and standing committee meetings held in 2009 is as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Executive Compensation & Corporate Governance Committee Meetings Attended	Environment, Health, Safety, & Welfare Committee Meetings Attended	Total Number of Meetings Attended
Executive (employee) Directors
David P. Hall, Chairman, President & Chief Executive Officer	10 of 10	n/a	n/a	n/a	10 of 10
Ian S. Walton, Executive Vice President & Chief Financial Officer	10 of 10	n/a	n/a	n/a	10 of 10
Non-executive Directors
Sargent H. Berner	10 of 10	n/a	2 of 2	n/a	12 of 12
Louis Dionne	9 of 10	n/a	2 of 2	1 of 1	12 of 13
Andre Falzon	10 of 10	4 of 4	n/a	n/a	14 of 14
Richard Faucher	9 of 10	4 of 4	n/a	n/a	13 of 14
Diane Francis	9 of 10	n/a	n/a	1 of 1	10 of 11
Brian S. Moorhouse	10 of 10	4 of 4	2 of 2	1 of 1	17 of 17

SUMMARY OF 2009 MEETINGS

Full Board – 10
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – 5

Audit Committee – 4
Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – 4

Executive Compensation & Corporate Governance Committee – 2

Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – 2

Environment, Health, Safety & Welfare Committee – 1

Number of Meetings which included sessions without the presence of Named Executive Officers who are also directors – 0

Board Mandate

The Board has adopted a Board Mandate, the text of which is attached as Appendix I to this Information Circular.

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Position Descriptions

The Board has adopted position descriptions for the Chief Executive Officer, the Chairman of the Board, the Lead Director, and for the Chairman of the Audit Committee.

Orientation and Continuing Education

All Board members are provided with a monthly management report which details the Company's business results and operations and senior management regularly makes presentations to the full Board on the main areas of the Company's business.  Board members have full access to the Company's records.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.

All Board members are provided with:

▪

A Directors' Manual which contains, among other things, information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, the Board's mandate, the charters of the Board and its committees, corporate policies and other relevant information.  The Directors' Manual is updated regularly.

▪

Access to recent, publicly filed documents of the Company, including technical reports and the Company's financial information; and

▪

Access to management and technical experts and consultants.

On an annual basis, the directors conduct a site visit to the Company's operations and meet with the Company's operations and technical teams.  In August, 2009, the Audit Committee and the Board of Directors meetings were held at the Company's technical services office in Val d'Or, Quebec, following which Board members conducted site visits to the Company's Joanna Gold Project and held informal meetings with the Company's operations and technical teams.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

Acting with integrity, honesty and in good faith with respect to what is in the best interests of the Company's stakeholders is fundamental to the Company's reputation and ongoing success.  Aurizon is committed to sustainable growth within the parameters of ensuring the safety and well-being of its employees, protecting the environment, and supporting the communities in which it operates. The directors, officers and employees of the Company must be committed to upholding these responsibilities in all facets of the Company's day to day operations.  In addition, the directors, officers and employees of the Company and persons or companies related to or controlled by them are expected to act in accordance with applicable laws and with the highest standards of ethical and professional behaviour.

Accordingly, the Board has adopted a Code of Ethics (the "Code") that is posted on its website at www.aurizon.com and filed under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board.

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It is ultimately the Board of Directors' responsibility for monitoring compliance with the Code of Ethics.  The Board of Directors has delegated this responsibility to the Executive Compensation & Corporate Governance Committee which, among other things, reviews the Code periodically.  To date, no waivers of the Code have been granted.  The Company has also established a Whistle-Blower Policy whereby the Board of Directors has delegated the responsibility of monitoring complaints regarding accounting, internal controls or auditing matters to the Lead Director and the Chairman of the Audit Committee.  Monitoring of accounting, internal controls and auditing matters, as well as violations of the law, the Code of Ethics and other Company policies or directives, occurs through the reporting of complaints and concerns through an anonymous whistleblower hotline or through a secure Internet reporting service  in accordance with the Company's Whistle-Blower Policy.  A copy of the Whistle-Blower Policy is available on the Company's Web Site at www.aurizon.com.

Certain of the Company's directors serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.

The Board also requires that directors and executive officers who have an interest in a transaction or agreement with the Company to promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Executive Compensation & Corporate Governance Committee is responsible for identifying potential Board candidates.  The Executive Compensation & Corporate Governance Committee is composed entirely of non-executive, independent directors.  The Executive Compensation & Corporate Governance Committee determines the competencies and skills the Company's Board of Directors, as a whole, should possess; assesses potential Board candidates relative to perceived needs on the Board for required skills, expertise, independence and other factors and recommends candidates for nomination, appointment, election and re-election to the Board and its committees.  Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Executive Compensation & Corporate Governance Committee.  The Executive Compensation & Corporate Governance Committee is responsible for annually assessing Board performance, assessing the contribution of the Board, committees and all directors annually, and planning for the succession of the Board.  See Board Assessments below for further information.

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Compensation of Directors and Officers

The Executive Compensation & Corporate Governance Committee, which is composed entirely of non-executive and independent directors, is also responsible for reviewing the adequacy and form of non-executive directors' and senior officers' compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The Executive Compensation & Corporate Governance Committee annually reviews the adequacy and form of non-executive directors' compensation and makes recommendations to the Board with respect to the Company's directorship fee structure and compensation. To determine compensation payable, the Executive Compensation & Corporate Governance Committee reviews compensation paid for directors of the Company's Peer Group and companies of similar size and stage of development in the mining industry generally and determines an appropriate compensation reflecting the need to provide incentive and compensation for the responsibilities, time and effort expended by the directors while taking into account the financial and other resources of the Company.

The Executive Compensation & Corporate Governance Committee has a written charter that sets out the committee's responsibilities, structure and operations. Pursuant to its charter, and with respect to Compensation, the Executive Compensation & Corporate Governance Committee is responsible to annually:

•

Assess the CEO against the corporate objectives set by the Board, and make recommendations to the Board with respect to the performance of senior management.

•

Review and make recommendations to the Board with respect to Executive Compensation and the non-executive directors' compensation and the compensation plans in effect or proposed for the Company's senior managers and other employees, including the consideration of granting of incentive options under the Company's stock option plan.

•

Develop the corporate objectives that the CEO is responsible for meeting for the ensuing year, for recommendation to the Board.

•

Review the Company's Executive Compensation disclosure, as set out in the Statement of Executive Compensation published in the Company's annual Information Circular to Shareholders.

Pursuant to its charter, the Executive Compensation & Corporate Governance Committee is empowered to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

Board Assessments

Each year Board members are asked to complete a detailed annual assessment questionnaire which seeks subjective comment in key areas.  The questionnaire is designed to allow Board members to evaluate how well the Board, its committees and individual directors are operating and to make suggestions for improvement.  The questionnaire is administered by the Corporate Secretary and responses are reviewed by the Chairman of the Executive Compensation & Corporate Governance Committee.  The Chairman of the Executive Compensation & Corporate Governance Committee then provides a summary of the report to the full Board and the Chief Executive Officer.  Attribution of comments to individual directors in the summary report is not made.

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The Executive Compensation & Corporate Governance Committee also annually assesses the skills, effectiveness, and competencies that each existing director possesses and the contribution made by individual directors at meetings.  A matrix of each Director's qualifications, skills, experience, education and competencies is maintained and reviewed annually by the Committee.  In addition, the Committee reviews the attendance records of each director at Director and Committee meetings and the status of each Director's shareholdings with respect to the Company's Mandatory Director Share Ownership policy.  The Company's Executive Compensation & Corporate Governance Committee is also responsible for annually reviewing Board size to ensure effectiveness.  Where appropriate, the Executive Compensation & Corporate Governance Committee will make recommendations to the Board.

The Audit, the Executive Compensation & Corporate Governance and the Environment, Health, Safety & Welfare committees of the Board also periodically conduct self-assessment reviews and annually review their respective mandates and charters and applicable corporate policies.   Where appropriate, these committees will make recommendations to the full Board.

All of these assessments help identify opportunities for continuing Board and Director development and also form the basis of continuing Board participation.

After receiving the assessment reports by the various Committees, the full Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board as a whole, its committees and individual directors to determine whether changes in size, personnel or responsibilities are warranted.  Matters requiring follow-up are identified and action plans are developed and ongoing monitoring is done by the Chief Executive Officer and the Chairman of the Executive Compensation & Corporate Governance Committee to ensure satisfactory results.   The Board of Directors does not have a mandatory retirement policy for directors.

Other Board Committees

Audit Committee

The Board has an Audit Committee whose function is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's financial reporting and continuous disclosure; the Company's systems of internal controls and financial reporting processes; and the review and appraisal of the performance and independence of the Company's external auditors.  The Audit Committee is composed entirely of non-executive, independent directors.

Executive Compensation and Corporate Governance Committee

The Board has an Executive Compensation & Corporate Governance Committee whose primary function is to assist the Board of Directors by reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer; the non-executive directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for Board members.  The Executive Compensation & Corporate Governance Committee is also responsible for managing succession planning.  The Executive Compensation & Corporate Governance Committee is composed entirely of non-executive, independent directors.

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Environment, Health, Safety and Welfare Committee

The Board has an Environment, Health, Safety & Welfare Committee to assist the Board of Directors by reviewing environmental, occupational health, safety and welfare reports of the Company; overseeing the Company's environmental and safety performance; and monitoring and reviewing current and future regulatory issues relating to the environment, health, safety and welfare and making recommendations on significant matters, where appropriate, to the Board.  The Environment, Health, Safety & Welfare Committee is composed entirely of non-executive, independent directors.

The Board does not have any other standing committees.  From time to time, ad hoc committees of the Board may be appointed.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased, at its expense, directors and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.  The policies provide coverage of up to US$20,000,000 per occurrence per policy year.  Claims under the policies are subject to a deductible of US$250,000 per securities claim and US$100,000 for all other occurrences.  The premiums for these policies for the period from December 1, 2008 to December 1, 2009, totalled $160,650.

AUDIT COMMITTEE INFORMATION

Information regarding the Company's Audit Committee, together with a copy of the Audit Committee's charter, is contained in Audit Committee Information and Schedule “A” sections of the Company's Annual Information Form filed under the Company's profile on SEDAR at www.sedar.com

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company's existing Stock Option Plan (the “Plan”), initially adopted in 2007, does not have a fixed maximum number of securities issuable and, as such, under the policies of the TSX, any unallocated options, rights or other entitlements (“unallocated entitlements”) under the Plan must be approved by shareholders by ordinary resolution at the Meeting and further approval will be required in three years time.  See “Approval of Unallocated Entitlements” below.  Previously allocated options, rights or other entitlements under the Plan will continue in effect, irrespective of whether the resolution approving the unallocated entitlements is passed.  However, if approval of the unallocated options is not obtained at the Meeting, any such previously allocated options, rights or entitlements will not be available for re-allocation or grant if they are cancelled prior to exercise.

The Board has approved, subject to shareholder and regulatory approval, a number of amendments (the “Proposed Amendments”) to the terms of the Plan to reflect current corporate governance and compensation practices and to otherwise update the Plan.  Shareholder approval of the Proposed Amendments and the amended and restated Plan (the “Amended and Restated Plan”) is also sought at the Meeting.  See “Approval of Proposed Amendments” below.

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Description of the Plan and Proposed Amendments

The number of stock options which may be issued under the Plan, together with the number of securities reserved for issuance under other outstanding securities-based compensation arrangements may not exceed 7% of the issued and outstanding Common Shares at the time of grant.  The Plan is a ‘rolling plan' in the sense that any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan, and any exercises of stock options will make new grants available under the Plan.

Based upon the issued capital of the Company as at the date of this Information Circular (159,099,107 Common Shares) and the number of currently outstanding stock options (9,878,600 Common Shares, representing 6.2% of the Company's issued and outstanding Common Shares at the date hereof), the Company could grant stock options to purchase up to an additional 1,258,337 Common Shares (representing 0.8% of the Company's issued and outstanding Common Shares at the date hereof) pursuant to the Plan.  Eligible participants in the Plan are the directors, officers, certain employees and service providers (as defined in the Plan).  The following is a summary of certain key terms of the Plan and the Proposed Amendments.  Shareholders are referred to the actual terms and conditions of the Amended and Restated Plan, a copy of which is attached to this Circular.  The terms of the Plan described below are also included in the Amended and Restated Plan, unless otherwise stated:

1.

The Plan includes further limits on grants to eligible participants.  The Proposed Amendments to the Plan introduce a cap on participation by non-executive directors.  Under the Amended and Restated Plan the maximum number of Common Shares:

(a)

reserved for issue pursuant to options granted under the Amended and Restated Plan or under any other security-based compensation arrangement of the Corporation to participants who are TSX Insiders (as defined in the TSX policies) shall not exceed 7% of the number of Common Shares outstanding; and

(b)

issued pursuant to the exercise of options or awards granted under the Amended and Restated Plan or under any other security-based compensation arrangement of the Corporation to participants who are TSX Insiders within a one-year period shall not exceed 7% of the number of Common Shares outstanding; and

(c)

reserved for issue pursuant to options granted to any one non-executive director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant and a value of $100,000, determined as provided in the Amended and Restated Plan.

2.

Vesting of options under the current Plan is at the discretion of the directors.  If the Proposed Amendments are approved, all future options granted under the Amended and Restated Plan will be subject to vesting over a three year period in specified instalments, other than options granted to service providers in connection with a contract of less than three years, in which case vesting will be determined at the time of grant and may occur in different stages and over a shorter period .  The Board retains the discretion to determine circumstances in which vesting of options may be accelerated.

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3.

Any unallocated entitlements under a Plan must be approved and ratified by shareholders every three years.

4.

The  maximum term of options granted under the Plan is five years.

5.

The exercise price of an option may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant of the option.

6.

Options are non-transferable and non-assignable, except in certain specified circumstances.

7.

The expiry date of an option may be the later of: a specified expiry date and, where a blackout period is imposed by the Company and the specified expiry date falls within the blackout period or within 5 trading days after such a blackout period, the date that is 10 trading days following the end of the blackout period.

8.

All options held by a participant whose office or employment is terminated for cause cease to be exercisable, whether vested or not.

9.

Options can be exercised by an officer, employee or service provider within a period of not more than 90 days after ceasing to be an officer, employee or service provider or, if an optionee dies, within one year from the date of the optionee's death (or such longer period as may be provided in a contract of employment ) subject, in each case, to the option expiry date, if earlier.

10.

Options can be exercised by a non-executive director within a period of not more than one year after ceasing to be a non-executive director of the Company.

11.

The Proposed Amendments provide that if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder, that the Board of Directors of the Company may accelerate the expiry date of outstanding stock options in connection with a take-over bid; and for the treatment of options in certain corporate transactions.

12.

The Plan permits the directors to amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders in certain circumstances.  The Proposed Amendments will eliminate the discretion of the directors to authorize a re-pricing of options granted to any optionee and to extend options beyond their original expiry date without shareholder approval.  If the Proposed Amendments are approved, directors will have the power to amend the Amended and Restated Plan or any option granted under or governed by the Amended and Restated Plan without shareholder approval, except for the amendments set out in item 13.  The following are examples of the types of amendments that will not require shareholder approval:

(a)

changes of a clerical or grammatical nature;

(b)

changes to the vesting provisions of options;

(c)

changes to the termination provisions of an option that do not extend the original expiry date of the option;

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(d)

the addition of a cashless exercise feature payable in cash or securities;

(e)

changes to  implement features or requirements that are necessary or desirable to comply with tax and securities laws applicable to any participant; and

(f)

the addition of a deferred and/or restricted share unit provisions to the Amended and Restated Plan which could result in a participant receiving securities while no cash consideration is received by the Company.

13.

Under the Amended and Restated Plan the following amendments to the Amended and Restated Plan, or any option granted under the Amended and Restated Plan, will require shareholder approval:

(a)

any increase in the maximum percentage of Common Shares in respect of which options may be granted under the Amended and Restated Plan;

(b)

any reduction in the exercise price of an outstanding option;

(c)

any amendment that would extend the term of any option granted under the Amended and Restated Plan beyond its original expiry date;

(d)

any increase or waiver of the limits on non-executive director participation under the Amended and Restated Plan ;

(e)

any amendments that would change the restrictions on assignment or transferability of options under the Amended and Restated Plan; and

(f)

any amendment to the amendment provisions of the Amended and Restated Plan.

14.

The directors have the power to suspend or terminate the Amended and Restated Plan at any time.  However, any option outstanding under the Amended and Restated Plan will remain in effect until such option has been exercised, has expired, has been surrendered or has been terminated.

A copy of the Plan as amended and restated to reflect the Proposed Amendments is attached to this Information Circular as Appendix II.

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Approval of Proposed Amendments

At the meeting, shareholders will be asked to consider and if thought fit, to approve with or without variation, an ordinary resolution to approve the Proposed Amendments and the Amended and Restated Plan  (attached to this Information Circular as Appendix III).  If the resolution is approved, among other things, the noted participation limits in any given year for non-executive directors will be imposed, the Board of Directors will be restricted from amending the aforesaid provisions of the Amended and Restated Plan without shareholder approval, and vesting will be imposed for any new options granted under the Amended and Restated Plan ..

The directors of the Company believe the passing of a resolution approving the Proposed Amendments and the Amended and Restated Plan is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The Toronto Stock Exchange (the “TSX”) requires that a resolution regarding the Proposed Amendments be passed by the affirmative vote of a majority of the votes cast by shareholders entitled to vote and represented by proxy or in person at the Meeting.  In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares for the Proposed Amendments to the Company's Plan.

Approval of Unallocated Entitlements

At the meeting, shareholders will be asked to consider and, if thought fit, to approve with or without variation, an ordinary resolution (attached to this Information Circular as Appendix IV) to approve the unallocated entitlements under the Plan (or the Amended and Restated Plan, as applicable) for a further three year period.  The approval of the unallocated entitlements under the Plan, with or without the Proposed Amendments, requires the affirmative vote of the holders of a majority of the votes cast by shareholders of the Company entitled to vote and represented in person or by proxy at the Meeting.

The directors of the Company believe the passing of a resolution approving the unallocated entitlements for a further three year period is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in favour of approving the unallocated entitlements for a further three year period.

OTHER MATTERS

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

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ADDITIONAL INFORMATION

The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions.  Additional information regarding the Company is available at www.aurizon.com, on SEDAR at www.,sedar.com or on EDGAR at www.sec.gov.  Shareholders may contact the Company at: Tel: (604) 687-6600; Fax: (604) 687-3932; Email: info@aurizon.com; or Toll Free Can./U.S.: 1-888-411 request copies of the Company's financial statements and MD&A:

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR.

DATED this 26h day of March, 2010.
BY ORDER OF THE BOARD

David P. Hall, Chairman,
President & Chief Executive Officer

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APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

I.

Board's Purpose

The duties and responsibilities of Directors follow from applicable corporate laws, as well as those duties and responsibilities generally agreed and approved by the Board of Directors.

Directors are accountable to the shareholders of the Company.

II.

Board's Mandate

The Board of Directors shall further the objectives of the Company by directing, supervising and otherwise providing oversight and stewardship of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation.  Any responsibility that is not delegated to senior management or a Board committee remains with the full Board.  One of the Board's responsibilities is to review and, if thought fit, to approve opportunities as presented by management and to provide guidance to management.  The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising there from, and monitoring subsequent performance against said plans.  Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.  The Board's strategic planning process involves having regular Board meetings to review reports on the Company's operations, exploration and development programs, and permits meeting with management on a regular basis, and reviewing business opportunities as presented by management.

The Board also meets to: plan for the future growth of the Company; identify risks of the Company's business, thus ensuring the implementation of appropriate systems to manage these risks; monitor senior management; and ensure timely disclosure of material transactions through the issuance of news releases and financial statements.  The Board reviews financial performance quarterly.  Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.  When necessary and appropriate, issues may be approved and adopted by the Board by way of Written Resolutions.

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APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

III.

Composition

The Board of Directors shall be comprised of a majority of individuals who qualify as independent directors based on the criteria set forth in National Instrument 52-110 (“NI 52-110”)

In deciding whether a particular Director is an “independent Director” or a “non-independent Director”, the Board of Directors shall examine the factual circumstances of each Director and consider them in the context of NI 52-110 and other factors considered to be relevant.

If the corporation has a significant shareholder, in addition to a majority of independent directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

IV.

Independence from Management

All committees of the Board shall be made up of non-executive directors.

In addition, the Board will designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.

The Company's Executive Compensation and Corporate Governance Committee (the “ECCG Committee”) is authorized to approve, in circumstances that it considers appropriate, the engagement by any one or more directors of outside advisers at the Company's expense.

V.

Specific Responsibilities and Duties

The Board's mandate includes the following duties and responsibilities:

1.

Reviewing and approving any proposed changes to the Company's Notice of Articles or Articles.

2.

Be responsible for, and take appropriate action with respect to, any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

3.

Approving payment of distributions to shareholders.

4.

Approving any offerings, issuances or repurchases of share capital or other securities.

5.

Approving the establishment of credit facilities and any other long-term commitments.

6.

Selecting and appointing, evaluation of and (if necessary) termination of the CEO.

7.

Succession planning and other human resource issues.  The appointment of all corporate officers requires Board authorization.

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APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

8.

Approving the compensation of the senior executive officers, including performance bonus plans and stock options.

9.

Adopting a strategic planning process, approving strategic plans, and monitoring performance against plans.

10.

Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above.

11.

Reviewing policies and procedures to identify business risks, and ensure that systems and actions are in place to monitor them.

12.

Reviewing policies and processes, as recommended by the Company's Audit Committee, to ensure that the Company's internal control and management information systems are operating properly.

13.

Approving the financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors.

14.

Approving the Company's code of business ethics, which includes a communications policy for the Company and monitoring its application.

15.

Assessing the contribution of the Board, committees and all directors annually, and planning for succession of the Board.

16.

Arranging formal orientation programs for new directors, where appropriate.

VI.

Expectations and Responsibilities of Directors

The Board has adopted a set of guidelines for directors which set forth the expectations and responsibilities of directors.  The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

VII.

Directors' Remuneration and Expenses

The independent directors' remuneration is fixed by the Board upon the recommendation of the ECCG Committee.  The Directors are also entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof or in connection with their services as Directors.

VIII.

Board Meetings Process

The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

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APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

Responsibility for Convening

Regular meetings of the Directors may be called and held at such time and at such place as the Board may by resolution from time to time determine.  Any Director may call a meeting of the Board at any time.

Notice of Meeting

Reasonable notice of the time and place of each meeting shall be given by mail or by telephone or any other method of transmitting legibly recorded messages.  A notice of meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

Quorum

The quorum for the transaction of business at any meeting of the Board shall be a majority of directors or such other number of Directors as the Board may from time to time determine according to the articles of the Company.

Chairman

The Chairman of the Board is elected annually at the first meeting of the Directors following the shareholders meeting.

Voting

At all meetings of the Board every resolution shall be decided by a majority of the votes cast on the resolution and in case of any equality of votes, the Chairman has a second or casting vote.

Order of Business

The Board shall endeavor to conduct its business effectively and efficiently.  Accordingly, it shall be normal procedure to provide Directors with the agenda and materials at least five business days ahead of time in order that they may arrive at the meeting fully prepared.

Board meetings shall normally proceed as follows:

Review and approval of the minutes of the preceding meeting;

Business arising from the previous minutes;

Reports of committees;

President's report, financial and operational reports;

Other business;

Setting the date and time of the next meeting;

Private session for non-executive directors, without the presence of management; and

Adjournment

Minutes of the meetings

A secretary should be named for each Board and committee meeting and minutes should be circulated at the latest one month after such meeting.  Minutes of the committees meetings will be given to each Board member.

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APPENDIX I

AURIZON MINES LTD.
BOARD OF DIRECTORS MANDATE

VIII.

Lead Director

The Board shall designate an independent director to serve as “Lead Director” with the responsibility to ensure that the Board executes its mandate effectively, efficiently and independently of management.  The Lead Director shall also serve as Chairman of the ECCG Committee.

This Board of Directors Mandate, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

AURIZON MINES LTD.

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APPENDIX II

AURIZON MINES LTD.

AMENDED AND RESTATED
 STOCK OPTION PLAN (7% Rolling )

ARTICLE ONE
DEFINITIONS AND INTERPRETATIONS

Section 1.01

Definitions:  For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)

“Black-Out Period” means a period during which trading in securities of the Corporation is prohibited pursuant to the policies of the Corporation;

(b)

"Change of Control" means the occurrence of any of the following events:

(i)

a transaction or series of transactions whereby, directly or indirectly, a person or any person and such person's Joint Actors becomes or become the beneficial owner of more than 20% of the voting shares of the Corporation:

(ii)

the amalgamation or consolidation of the Corporation with, or merger of the Corporation into, any other person; or

(iii)

the election or appointment of a majority of directors to the Corporation's board who were not members or nominees of the Corporation's incumbent board at the time immediately preceding such election or appointment.

(c)

"Committee" shall mean the Directors or, if the Directors so determine, a committee of the Directors authorized pursuant to Section 2.03 to administer the Plan;

(d)

"Common Shares" shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article Seven of the Plan;

(e)

"Corporation" shall mean Aurizon Mines Ltd., a corporation existing under the British Columbia Business Corporations Act;

(f)

"Directors" shall mean the directors of the Corporation from time to time;

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APPENDIX II

(g)

"Eligible Employees" shall mean employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any subsidiary of the Corporation who, by the nature of their positions or jobs are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;

(h)

"Employment Contract" means any contract between the Corporation or any subsidiary of the Corporation and any Eligible Employee or other Participant relating to, or entered into in connection with, the employment of the Eligible Employee or the engagement of the other Participant;

(i)

"Eligible Insiders" shall mean the Insiders of the Corporation or of any subsidiary of the Corporation;

(j)

"Insider" means an "insider" as defined in the Securities Act;

(k)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

(l)

"MI 62-104" means Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids, of the Canadian Securities Administrators as the same may be amended from time to time;

(m)

"NI 45-106" means National Instrument 45-106, Prospectus and Registration Exemptions, of the Canadian Securities Administrators;

(n)

"non-executive Director" means a Director who is not employed by and is not an officer of the Corporation;

(o)

"Option" means an option granted pursuant to or governed by this Plan to purchase a Common Share, subject to adjustment as provided in the Plan;

(p)

"Optionee" means a Participant to whom an Option has been granted and such Participant's heirs, executors administrators and Permitted Assigns;

(q)

"Option Period" has the meaning ascribed to that term in Section 4.04;

(r)

"Participant" shall mean an Eligible Insider, Eligible Employee or Service Provider;

(s)

"Permitted Assign" means for a Participant, a holding entity (as defined in Section 2.2 of NI 45-106) or an RRSP, TFSA, or RRIF of that person subject to approval by the Committee;

(t)

"Plan" shall mean this stock option plan, as amended from time to time in accordance with the terms hereof;

(u)

“shareholder approval” means a majority of the votes validly cast by shareholders present in person or represented by proxy and entitled to vote at a meeting of the shareholders of the Corporation;

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APPENDIX II

(v)

"Securities Act" means the British Columbia Securities Act, R.S.B.C. 1996, c.418, as amended from time to time;

(w)

"Security-Based Compensation Arrangement" has the meaning ascribed thereto in the TSX Company Manual;

(x)

"Service Provider" shall mean any person or corporation, other than an Employee or Director that is engaged under written contract to provide services for the Corporation or for any entity controlled by the Corporation for an initial, renewable or extended period of twelve months or more;

(y)

"TSX" shall mean The Toronto Stock Exchange;

(z)

"TSX Insider" shall mean:

(i)

an Insider of the Corporation, other than a person who is an Insider of the Corporation solely by virtue of being a director or senior officer of a subsidiary of the Corporation and who does not receive or have access to information regarding “material facts” or “material changes” concerning the Corporation and its subsidiaries before such information is generally disclosed; and

(ii)

an associate or affiliate of any person who is an Insider of the Corporation within the meaning of paragraph (i) of this definition.

(aa)

"Vested" means an Option or part thereof that has become exercisable in accordance with the terms of this Plan and any applicable option agreement.

Section 1.02

Securities Definitions:  In the Plan, the terms "affiliate", "associate", and "insider", “material fact” and “material change” shall have the meanings given to such terms in the Securities Act (British Columbia) and the term "subsidiary" shall have the meaning given to it in the Business Corporations Act (British Columbia).

Section 1.03

Headings:  The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04

Context, Construction:  Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05

References to the Plan:  The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06

Canadian Funds:  Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

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APPENDIX II

ARTICLE TWO
PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01

Purpose of the Plan:  The Plan provides for the grant of Options to Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees, directors, officers and service providers to the Corporation and subsidiaries of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits typically associated with the ownership of Common Shares by such persons, it being generally recognized that stock option plans aid in attracting, retaining and encouraging employees, directors, officers and service providers by giving them the opportunity to acquire a proprietary interest in the Corporation.

Section 2.02

Administration of the Plan.  The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan.  All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made.  The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.  All costs incurred in connection with administering the Plan shall be for the account of the Corporation.

Section 2.03

Delegation to Committee:  All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors.

Section 2.04

Record Keeping:  The Corporation shall maintain a register in which shall be recorded:

(a)

the name and address of each Optionee;

(b)

the number of Common Shares subject to Options granted to each Optionee; and

(c)

the aggregate number of Common Shares subject to Options.

Section 2.05

Previously Granted Options:  There are outstanding options to purchase an aggregate of  Common Shares granted by the Corporation to Participants pursuant to pre-existing stock option plans.  Options which are outstanding under such pre-existing stock option plans shall continue to be exercisable and shall be governed by and be subject to this Plan except to the extent that the terms of this Plan are more restrictive than the terms of the pre-existing stock option plan or agreement under which such Options were granted, in which case the applicable pre-existing stock option plan shall govern.

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APPENDIX II

ARTICLE THREE
ELIGIBILITY AND PARTICIPATION
IN THE PLAN AND GRANT OF OPTIONS

Section 3.01

Eligibility:  Options shall be granted only to Participants.

Section 3.02

Determination of Option Recipients:  The Committee shall from time to time determine the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to a Participant and the other terms of each Option granted to each Participant, provided that  such determinations shall be made in accordance with the terms and conditions of the Plan.  The Committee may take into consideration the present and potential contribution of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.  Each Option granted to a Participant shall be evidenced by a stock option agreement containing terms and conditions not inconsistent with the provisions of the Plan, which terms and conditions need not be the same in each case.

ARTICLE FOUR
NUMBER OF COMMON SHARES SUBJECT TO THE
PLAN, EXERCISE PRICE AND TERM OF OPTIONS

Section 4.01

Plan Maximum:  The maximum aggregate number of Common Shares issuable pursuant to Options granted under or governed by this Plan or any other stock option plan of the Corporation and outstanding from time to time shall not exceed that number which represents 7% of the total number of Common Shares outstanding from time to time, subject to adjustment in accordance with Article Seven of the Plan.  In addition, the maximum number of Common Shares:

(a)

reserved for issue pursuant to Options granted under this Plan or under any other Security-Based Compensation Arrangement of the Corporation to Participants who are TSX Insiders shall not exceed 7% of the number of Common Shares outstanding; and

(b)

issued pursuant to the exercise of Options or awards granted under this Plan or under any other Security-Based Compensation Arrangement of the Corporation to Participants who are TSX Insiders within a one-year period shall not exceed 7% of the number of Common Shares outstanding; and

(c)

reserved for issue pursuant to Options granted to any one non-executive Director within a one year period shall not exceed the lesser of 1% of the number of Common Shares outstanding on the date of grant of an Option, and $100,000 in value, calculated using a generally accepted valuation methodology.

For purposes of this Section 4.01 the ‘number of Common Shares outstanding' shall mean the number of Common Shares outstanding on a non-diluted basis at the applicable time.  Any entitlement to acquire Common Shares granted pursuant to this Plan or otherwise prior to the holder becoming an Insider shall be excluded for the purpose of the limits set out above.  If Options are exercised, or are surrendered, terminate or expire without being exercised in whole or in part, the Common Shares which were the subject of such Options may again be made subject to an Option.

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APPENDIX II

Section 4.02

New Appointment Exception:  Notwithstanding Section 4.01(c) and Section 4.05, at the discretion of the Directors up to a maximum of 250,000 fully vested options may be granted upon the initial election or appointment of a Director.

Section 4.03

Exercise Price:  The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that, subject to adjustment as provided herein, such price shall be not less than: a) the closing price of the Common Shares of the Corporation on the TSX on the trading day immediately preceding the date of grant of the Option or, if there was no trade of the Corporation's Common Shares on such date, on the last day on which there was a trade, or b) if the Common Shares are not then listed on the TSX, the closing price of the Common Shares on the most senior of any other exchange on which the Common Shares are then traded on the trading day immediately preceding the date of grant of the Option or if there was no trade of the Corporation's shares on such exchange on that date, on the last date on which there was a trade, immediately preceding the date of grant of such Option.

Section 4.04

Term of Options:  The term of an Option (the “Option Period”) shall commence on the date of grant and shall expire on the earlier of the date determined by the Committee at the time of grant and the date that is the fifth (5th) anniversary of the date of grant; provided however that if the expiry date falls during or within 5 trading days following a Black-Out Period, the expiry date of the Option shall be the date that is 10 trading days following the end of such Black-Out Period and the Option Period shall be automatically adjusted so that it ends on such date.

Section 4.05

Vesting:  Without restricting the authority of the Committee to otherwise determine the terms of Options granted under this Plan, Options shall vest in stages over a period of not less than three (3) years, with one-quarter of the number granted vesting on the date of grant and an additional one-quarter vesting on each anniversary of the date of grant, until fully vested; provided however that vesting of Options granted to Service Providers engaged for a term of less than three (3) years may vest in different stages and over a shorter period of time pursuant to a vesting schedule determined by the Committee.  Notwithstanding the foregoing, the Committee shall be entitled to specify that vesting shall occur over a longer period or at different stages and/or in different instalment amounts during such three (3) year period and the Committee shall have the discretion to determine the circumstances in which vesting of Options may be accelerated.

ARTICLE FIVE
EXERCISE OF OPTIONS

Section 5.01

Exercise of Options:

(a)

Exercisable:  Subject to Article Six, Options which are not subject to vesting or which have Vested may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period.

(b)

Exercise:  An Option that is eligible for exercise may be exercised by delivery to the Corporation at its head office of a written notice of exercise addressed to the Chief Executive Officer, the Chief Financial Officer or the Corporate Secretary specifying the number of Options being exercised, together with payment of the aggregate exercise price of such Options. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option, unless and until certificates for such Common Shares are issued to such Optionee, or person, under the terms of the Plan.

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APPENDIX II

(c)

Delivery:  Subject to Section 10.05, upon the valid exercise of Options, including receipt by the Corporation of payment therefor, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares purchased by such exercise.

Section 5.02

Withholding Taxes:  The Corporation or any subsidiary of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any subsidiary of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option until such time as the Optionee has paid the Corporation or any subsidiary of the Corporation for any amount which the Corporation or subsidiary of the Corporation is required to withhold with respect to such taxes.

ARTICLE SIX
EFFECT OF DEATH AND TERMINATION OF EMPLOYMENT

Section 6.01

Effect of Death:  If a Participant shall die while an Optionee, any Option held by such Optionee at the date of death shall, unless otherwise provided in an Employment Contract in respect of such Optionee, be exercisable only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution until the earlier of one year after the date of death of the Optionee and the expiry date of the Option.

Section 6.02

Effect of Ceasing to be a Participant:

(a)

If an Optionee shall cease to be a Participant for cause, no Option held by such Optionee, whether Vested or not, shall be exercisable following the date on which such Optionee ceases to be a Participant.

(b)

If an Optionee, other than a non-executive Director, ceases to be a Participant for any reason other than for cause or by virtue of death, any Option held by such Optionee at such time shall remain exercisable in accordance with its terms, for a period of 90 days after the date on which such Optionee ceases to be a Participant or the expiration of the Option Period in respect of the Option, whichever is sooner, provided that if the provisions of any Employment Contract provide otherwise, the terms of such Employment Contract shall govern.

(c)

If an Optionee who is a non-executive Director ceases to be a Participant for any reason other than for cause or by virtue of death, any Option held by such Optionee at such time shall remain exercisable in accordance with its terms, for a period of not more than one year after the date on which such Optionee ceases to be a Participant or the expiration of the Option Period in respect of the Option, whichever is sooner.

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APPENDIX II

ARTICLE SEVEN
CAPITAL CHANGES

Section 7.01

Capital Changes:  In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Directors in:

(a)

the number of Common Shares available under the Plan;

(b)

the number of Common Shares subject to Options; and

(c)

the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded.  All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 7.02

Amalgamation, Consolidation or Merger:  If the Corporation: (a) amalgamates with, consolidates with or merges with or into another corporation resulting in a reclassification or change of the outstanding Common Shares into other shares or securities, or (b) participates in a statutory arrangement or other transaction, including a transaction under which, among other things, the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Corporation's shareholders, or the exchange with the Corporation's shareholders, of securities of the Corporation, or securities of another company, or both, or (c) participates in a transaction whereby all or substantially all of the Corporation's undertaking and assets become the property of another corporation; any Common Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, merger or arrangement had the Option been exercised prior to such event becoming effective.

Section 7.03

Determinations of Adjustments:  If any questions arise at any time with respect to the exercise price or number of Common Shares or other securities, property or cash deliverable upon exercise of an Option following an event described in Sections 7.01 or 7.02, such questions shall be conclusively determined by the Corporation's auditor, or, if they decline to so act, any other firm of Chartered Accountants that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Corporation and all Optionees and subject only to approval of the TSX and any other stock exchange on which the Common Shares are then listed or governmental authority having jurisdiction.

ARTICLE EIGHT
TAKE-OVER BIDS AND CHANGES OF CONTROL

Section 8.01

Effect of a Take-Over Bid:  If a bona fide offer (an "Offer") for Common Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Common Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Common Shares received upon such exercise, pursuant to the Offer.  However, if:

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APPENDIX II

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Common Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then, with the consent of the Corporation, the Common Shares received upon such exercise, or in the case of clause (b) above, the Common Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Common Shares and the Options with respect to such returned Common Shares, shall be reinstated as if they had not been exercised and the terms upon which such Options were to become Vested shall be reinstated.  If any Common Shares are returned to the Corporation under Section 8.01, the Corporation shall as soon as reasonably practicable refund the exercise price to the Optionee for such Common Shares, net of any tax withholdings the Corporation was obliged to make.  If an Optionee wishes to exercise Options under this Section 8.01 it must so notify the Corporation at the time of exercise and in such event, Common Shares issued upon exercise of such Options must be tendered to the Offer.

Section 8.02

Acceleration of Expiry Date:  If, at any time when an Option granted under the Plan remains unexercised, an Offer is made by an offeror, the Directors may in their sole discretion, upon notifying each Optionee of full particulars of the Offer, declare all Options granted under the Plan, Vested, and declare that the expiry date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided such Offer is completed and, if not completed, the respective Expiry Dates of the Options shall revert to the original Expiry Date.

Section 8.03

Effect of a Change of Control:  Unless otherwise provided at the time of grant if a Change of Control occurs all Options will automatically vest, whereupon such Options may be exercised in whole or in part by the Optionee.

Section 8.04

Compulsory Acquisition or Going Private Transaction: If and whenever, following a take-over bid or an issuer bid, there shall be a compulsory acquisition of the Corporation's Common Shares pursuant to Division 6 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in section 8.2 of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, an Optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Common Shares to which such Optionee was theretofore entitled to purchase, the aggregate amount of cash, shares, or other securities or other property which such Optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Common Shares to the bid, net of withholding taxes as contemplated by Section 5.02.

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APPENDIX II

ARTICLE NINE
EFFECTIVE TIME OF PLAN, AMENDMENT
OF PLAN AND TERMINATION OF PLAN

Section 9.01

Effective Time of Plan:  The Plan and any amendment thereto shall become effective upon the later of the date determined by the Directors and the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the Common Shares represented at the meeting of the shareholders of the Corporation at which a motion to approve this Plan or amendment, as applicable, is presented and voted on such motion.

Section 9.02

Directors May Amend:  Subject to Sections 2.05 and 9.03, the Directors shall have the power to, at any time and from time to time, either prospectively or retrospectively, and without shareholder approval, amend the Plan or any Option granted under or governed by the Plan.  Amendments that may be made by the Directors without shareholder approval include, but are not limited to:

(a)

changes of a clerical or grammatical nature;

(b)

changes to the vesting provisions of Options;

(c)

changes to the termination provisions of an Option that do not extend the original expiry date of the Option;

(d)

the addition of a cashless exercise feature payable in cash or securities;

(e)

changes to implement features or requirements that are necessary or desirable to comply with tax and securities laws applicable to any Participant; and

(f)

the addition of a deferred and/or restricted share unit provisions to the Plan which could result in a Participant receiving securities while no cash consideration is received by the Corporation.

Section 9.03

Amendments Requiring Shareholder Approval:  The following amendments to the Plan or any Option granted under the Plan will require shareholder approval:

(a)

any increase in the maximum percentage of Common Shares in respect of which Options may be granted under the Plan (other than pursuant an adjustment under Article Seven);

(b)

any reduction in the exercise price of an outstanding Option (other than pursuant an adjustment under Article Seven);

(c)

any amendment that would extend the term of any Option granted under the Plan beyond its original expiry date;

(d)

any increase or waiver of the limits on non-executive Director participation under the Plan;

(e)

any amendments that would change the restrictions on assignment or transferability of Options under the Plan; and

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APPENDIX II

(f)

any amendment to Sections 9.02 or 9.03 of the Plan.

Section 9.04

Termination of the Plan:  The Plan may be suspended or terminated at any time by the Directors.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Committee and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Directors shall remain able to make such amendments to the Plan or any Option as they would have been entitled to make if the Plan were still in effect.  Notwithstanding the termination or suspension of the Plan, any Option outstanding under the Plan at the time of termination or suspension shall remain in effect until such Option has been exercised, has expired, has been surrendered to the Corporation or has been terminated.

ARTICLE TEN
MISCELLANEOUS PROVISIONS

Section 10.01

Non-Assignable:  No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution, or, subject to approval of the Committee which may be on such conditions as the Committee may determine, to a Permitted Assign.

Section 10.02

Rights as a Shareholder:  No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option.  No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Option.

Section 10.03

No Contract of Employment/Engagement:  Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or engagement or appointment by the Corporation or any subsidiary of the Corporation nor interfere or be deemed to interfere in any way with any right of the Corporation or any subsidiary of the Corporation to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 10.04

Exclusion from Severance Allowance Retirement Allowance or Termination Settlement:  If an Optionee, retires, resigns or is terminated from employment or engagement with the Corporation or any subsidiary of the Corporation, the loss or limitation, if any, of the right to exercise Options which were not Vested at that time or which, if Vested, were cancelled or terminated in accordance with the terms of the Option or the Plan, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

Section 10.05

Necessary Approvals/Compliance with Laws:  The obligation of the Corporation to grant any Option pursuant to the Plan and to issue, sell and deliver any Common Shares on the exercise of an Option is subject to the approval of any governmental authority or regulatory body required in connection with the grant of such Option or the issue, sale and delivery of such Common Shares by the Corporation.  Notwithstanding any other provision contained in this Plan or in any Option Agreement, no holder may exercise any Option granted under this Plan and no Common Shares may be issued uponexercise of an Option unless such exercise and issuance are in compliance with all applicable securities laws.  In the event that any Common Shares cannot be issued to any Optionee pursuant to the exercise of an Option for any reason whatsoever including, without limiting the generality of the foregoing, the failure to obtain any required approval, then the obligation of the Corporation to issue such Common Shares shall terminate without any liability or obligation on the part of the Corporation and any money paid to the Corporation in connection with the exercise of such Option shall be returned to the Optionee without interest or deduction.

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APPENDIX II

Section 10.06

No Fractional Shares:  No fractional Common Shares may be purchased or issued upon exercise of Options or otherwise under this Plan.

Section 10.07

No Representation or Warranty:  The Corporation makes no representation or warranty as to the value of any Option granted pursuant to the Plan or as the future value of any Common Shares issued pursuant to the exercise of any Option.

Section 10.08

Compliance with Applicable Law:  If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 10.09

Applicable Law:  The Plan and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of British Columbia.

Effective date of Plan is , 2010 (date of shareholders resolution).

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APPENDIX III

APPROVAL OF AMENDED AND RESTATED PLAN

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, an ordinary resolution on substantially the terms set forth below:

"RESOLVED, as an ordinary resolution, that the Proposed Amendments are approved and adoption by the Company of the Amended and Restated Plan attached as Appendix II to this Information Circular, be and is hereby authorized and approved."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

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APPENDIX IV

APPROVAL OF UNALLOCATED ENTITLEMENTS

Shareholders will be asked at the Meeting to consider, and if thought fit, approve with or without variation, an ordinary resolution on substantially the terms set forth below:

“RESOLVED, as an ordinary resolution, that the Plan (or, if the Proposed Amendments are approved, the Amended and Restated Plan) and the unallocated entitlements thereunder be and they are hereby approved until May 13, 2013.”

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

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